December 4, 2020

Lory Empie
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Re: Heartland Financial USA, Inc.
Form 10-Q for the Quarter Ended September 30, 2020
Filed November 5, 2020
File No. 001-15393

Dear Mr. Empie:

This letter is in response to your comment letter dated November 19, 2020, on the quarterly report on Form 10-Q of Heartland Financial USA, Inc. (the “Company”) for the quarter ended September 30, 2020. For your convenience, we have repeated your comment in boldface below and followed the comment with our response:

Form 10-Q for the Quarter Ended September 30, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
NON-GAAP Reconciliations
Reconciliation of Adjusted Net Income Available to Common Stockholders and Adjusted Diluted EPS (non-GAAP)

1.We note your disclosure of adjusted diluted earnings per share excludes provision for credit losses, a normal and recurring charge for your business. Please revise future filings to refrain from disclosing performance measures that exclude the provision for credit losses. See 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In the Company’s future filings, when disclosing performance measures the provision for credit losses will be included.
* * *
Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to bmckeag@htlf.com.

Very truly yours,
/s/ Bryan R. McKeag
Bryan R. McKeag
Executive Vice President, Chief Financial Officer